NO ACT

PE 01/25/2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

12025369

Received SEC
JAN 27 2012
Washington, DC 20549

January 27, 2012

Charles K. Ruck
Latham & Watkins LLP
charles.ruck@lw.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-27-12

Re: Thoratec Corporation

Dear Mr. Ruck:

This is in regard to your letter dated January 25, 2012 concerning the shareholder proposal submitted by Oracle Partners, LP for inclusion in Thoratec's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Thoratec therefore withdraws its January 17, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Charles Kwon
Special Counsel

cc: Larry N. Feinberg
Managing Member
Oracle Associates, LLC
200 Greenwich Avenue
Greenwich, CT 06830

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

LATHAM&WATKINS LLP

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January 25, 2012

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Thoratec Corporation – Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of Oracle Investment Management, Inc.

On January 17, 2012, a letter (the "No-Action Request Letter") was submitted on behalf of Thoratec Corporation (the "Company") under Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, requesting that the Division of Corporation Finance staff not recommend that enforcement action be taken by the Securities and Exchange Commission against the Company if the Company excludes the shareholder proposal (the "Proposal") submitted on December 13, 2011 by Oracle Investment Management, Inc. (the "Proponent").

On January 25, 2012, the Proponent submitted a letter (the "Withdraw Letter") to the Company stating that the Proposal has been voluntarily withdrawn. A copy of the Withdraw Letter is attached hereto as Exhibit A. In reliance on the Withdraw Letter, the Company hereby withdraws the No-Action Request Letter. The Company will not include the Proposal in the proxy materials for the Company's 2012 annual meeting of shareholders. If we can be of any further assistance in this matter, please do not hesitate to contact me at (714) 540-1235 or by electronic mail at charles.ruck@lw.com. Please acknowledge receipt of this letter by return electronic mail. Thank you for your attention to this matter.

LATHAM&WATKINS LLP

Sincerely,

Charles K. Ruck
of Latham & Watkins LLP

cc: David A. Lehman, Thoratec Corporation

Larry Feinberg, Oracle Investment Management, Inc.
200 Greenwich Avenue
3rd Floor
Greenwich, CT 06830
Fax 203-862-7943

Robert L. Lawrence
Kane Kessler, P.C.
1350 Avenue of the Americas
New York, NY 10019
Fax 212-245-3009

EXHIBIT A

Withdraw Letter

ORACLE PARTNERS, LP
200 Greenwich Avenue
Greenwich, CT 06830

January 25, 2012

VIA EMAIL

Thoratec Corporation
6035 Stoneridge Drive
Pleasanton, CA 94588
Attn: David A. Lehman, Secretary

Re: Withdrawal of Shareholder Proposal of Oracle Partners, LP for inclusion in the 2012 Proxy Statement of Thoratec Corporation

Mr. Lehman,

On December 13, 2011, Oracle Partners, LP, a Delaware limited partnership ("Oracle"), submitted a shareholder proposal (the "Proposal") for inclusion in the proxy materials for the 2012 Annual Meeting of Shareholders of Thoratec Corporation (the "Company"). Based on discussions with the Company's management and board of directors (the "Board") whereby the Board agreed to publicly affirm its commitment to act in the best interests of the Company's shareholders and maximize shareholder value including, when appropriate, consideration of strategic alternatives, Oracle hereby withdraws the Proposal but reserves all rights with respect to further action.

Sincerely,

ORACLE PARTNERS, LP

By: Oracle Associates, LLC, its general partner

By: ______________________
Larry N. Feinberg, Managing Member

cc: Robert L. Lawrence, Kane Kessler, P.C.
Charles K. Ruck, Latham & Watkins LLP

349672.1

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

LATHAM & WATKINS LLP

January 17, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Thoratec Corporation – Notice of Intent to Omit Stockholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Thoratec Corporation, a California corporation (the "Company"), is filing this letter under Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal from the proxy materials for the Company's 2012 Annual Meeting of Shareholders (the "Proxy Materials").

Oracle Investment Management, Inc. (the "Proponent") submitted a shareholder proposal on December 13, 2011 (the "Proposal"). A copy of the Proposal and related correspondence is attached hereto as Exhibit A. The Company respectfully requests that the Commission's Division of Corporation Finance staff (the "Staff") not recommend that enforcement action be taken by the Commission against the Company if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), the Company is transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. The Company is also sending a copy of this letter to the Proponent and its counsel, Robert L. Lawrence, at Kane Kessler, P.C. Pursuant to Rule 14a-8(j) of the Exchange Act, this letter is being submitted not less than 80 days before the Company intends to file its definitive Proxy Materials with the Commission.

I. THE PROPOSAL

The resolution contained in the Proposal reads as follows:

> RESOLVED, that the shareholders of Thoratec Corporation (the "Company") hereby request that the Company's Board of Directors immediately engage the services of a nationally recognized investment bank *to propose and evaluate strategic alternatives to maximize shareholder value, including, but not limited to, an auction to sell the Company*, and that the Board of Directors publicly announce its progress regarding this process within 30 days. (emphasis added)

II. GROUNDS FOR EXCLUSION

A. The Proposal is Excludable Under Rule 14a-8(i)(7) Because it Addresses Matters Relating to the Company's Ordinary Business Operations.

The subject matter of the Proposal—strategic alternatives for maximizing shareholder value—relates to the Company's ordinary business operations. Accordingly, the Proposal may be omitted from the Company's Proxy Materials under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) provides for the exclusion of a shareholder proposal where the proposal addresses a matter relating to a company's ordinary business operations. The Commission has explained that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors." Exchange Act Release No. 34-40018 (May 21, 1998).

The Proposal requests that the Company's Board of Directors (the "Board") immediately engage the services of a nationally recognized investment bank to propose and evaluate strategic alternatives to maximize shareholder value. The evaluation of strategic alternatives to maximize shareholder value relates to the most ordinary of business operations and is consistent with the laws of the Company's state of incorporation. The Company is incorporated in the state of California, and under the California Corporations Code (the "CCC"), a board of directors has the authority to conduct the ordinary business of the corporation. In particular, Section 300(a) of the CCC provides that "Subject to the provisions of this division and any limitations in the articles relating to action required to be approved by the shareholders (Section 153) or by the outstanding shares (Section 152), or by a less than majority vote of a class or series of preferred shares (Section 402.5), the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board." The Company's articles of incorporation do not contain any limitation on the Board's authority to so manage the Company, and under the CCC, the only extraordinary transactions requiring the approval of the shareholders are mergers, certain reorganization transactions and the sale of all or substantially all of the company's assets. Therefore, a board of directors of a California corporation has no more ordinary business operation and no more fundamental duty than seeking ways to maximize the value of the corporation for the benefit of its shareholders.

The Proponent's supporting statement contains language that further indicates that the Proposal covers matters that should be considered part of the Company's ordinary course of business. The Proponent states that the purpose of the Proposal is to have the Company explore strategic alternatives for maximizing shareholder value. The proponent also justifies the proposal based on a concern that the Company's "recent market growth has been unsatisfactory." The enhancement of shareholder value and market growth are matters of ordinary business squarely within the province of the board of directors of a California corporation.

The Staff has consistently granted no-action relief under Rule 14a-8(i)(7) with respect to proposals for retention of an independent third party for the purpose of evaluating strategic alternatives. See *Virginia Capital Bancshares, Inc.* (January 16, 2001) (allowing exclusion of a proposal to retain an investment bank to prepare a report enumerating different ways to improve stock value) and *Marsh Supermarkets, Inc.* (May 8, 2000) (allowing exclusion of a proposal that the board consider engaging an investment banker to explore all alternatives to enhance value of the company).

B. The Inclusion of a Specific Example of an Extraordinary Transaction Does Not Prevent Exclusion Under Rule 14a-8(i)(7).

The Proposal does site as one example of an alternative to be considered "an auction to sell the Company." However, as the language of the proposal makes clear, the bank is to explore alternatives "including but not limited to" an auction. As such, even with the specific example, the proposal is improperly broad—covering the Company's ordinary course of business.

The Staff has consistently granted no-action relief under Rule 14a-8(i)(7) with respect to proposals for retention of an independent third party for the purpose of evaluating strategic alternatives where the proposal cites examples of extraordinary transactions. See *Central Federal* (March 8, 2010) (allowing exclusion of a proposal requesting that the board appoint a special committee of non-management directors to explore strategic alternatives for maximizing shareholder value, including the sale or merger of the company); *Fifth Third Bancorp* (January 17, 2007) (allowing exclusion of a proposal requesting the board hire an investment bank to propose and evaluate strategic alternatives that could enhance shareholder value including but not limited to a merger or outright sale); *Medallion Financial Corp.* (May 11, 2004) (allowing exclusion of a proposal requesting "investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the company"); *BKF Capital Group* (February 27, 2004) (allowing exclusion of a proposal to engage investment banking firm to evaluate alternatives to maximize stockholder value, including sale of the company); *Lancer Corporation* (March 13, 2002) (allowing exclusion of proposal to retain investment bank to develop valuation of shares and explore strategic alternatives to maximize value); *First Charter Corporation* (January 18, 2005) (allowing exclusion of a proposal to establish an independent director committee and retain an investment bank to explore strategic alternatives, including the solicitation, evaluation and negotiation of offers to purchase the company); *Bowl America, Inc.* (September 19, 2000) (allowing exclusion of a proposal to hire an investment banker to review and recommend ways to enhance shareholder value, where review should include, but not be limited to, possible sale, merger, liquidation, other reorganization or privatization of the company, sale of real estate assets and sale of investment assets); *NACCO Industries* (March 29, 2000) (allowing exclusion of a proposal to retain an investment bank to explore all alternatives to enhance company value, including possible sale, merger or other transaction for any or all assets of the company); *Sears, Roebuck & Co.* (February 7, 2000) (allowing exclusion of a proposal to retain an investment bank to prepare for a sale of all or parts of the company).[1]

As the Proposal contemplates a variety of transactions in order to improve shareholder value instead of specifically and exclusively advocating an extraordinary transaction, it requests actions that would constitute the ordinary business operations of the Company. Therefore, the Proposal may properly be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

III. CONCLUSION

Based on the foregoing analysis, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's Proxy Materials. We would be happy to provide any additional information and answer any questions that the Staff may have regarding this submission.

---

[1] These letters from the Staff are distinguished from those that address shareholder proposals requesting a company to hire an independent third party to effect an extraordinary transaction exclusively, and that did not include ordinary business matters. See *Allegheny Valley Bancorp, Inc.* (January 3, 2001) (finding that a proposal that the company retain an investment bank for the purpose of soliciting offers for the company's stock or assets and presenting highest cash offer to shareholders was not properly excludable) and *National Technical Systems* (March 29, 2011) (finding that a proposal mandating that the company immediately hire an investment banking firm to initiate a search for a buyer to maximize shareholder value was not properly excludable).

If we can be of any further assistance in this matter, please do not hesitate to contact me at (714) 540-1235 or by electronic mail at charles.ruck@lw.com. Please acknowledge receipt of this letter by return electronic mail. Thank you for your attention to this matter.

Sincerely,

Charles K. Ruck
of Latham & Watkins LLP

Enclosures

cc: David A. Lehman, Thoratec Corporation

Larry Feinberg, Oracle Investment Management, Inc.
200 Greenwich Avenue
3rd Floor
Greenwich, CT 06830
Fax 203-862-7943

Robert L. Lawrence
Kane Kessler, P.C.
1350 Avenue of the Americas
New York, NY 10019
Fax 212-245-3009

Exhibit A

ORACLE PARTNERS, LP
200 Greenwich Avenue
Greenwich, CT 06830

December 13, 2011

VIA FACSIMILE, FEDERAL EXPRESS AND CERTIFIED MAIL RRR:

Thoratec Corporation
6035 Stoneridge Drive
Pleasanton, CA 94588
Attention: David A. Lehman, Secretary

Re: Notice of Shareholder Proposal for the 2012 Annual Meeting of Shareholders of Thoratec Corporation

Gentlemen:

Pursuant to rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8") and in accordance with the definitive proxy statement of Thoratec Corporation (the "Company") filed with the Securities and Exchange Commission on April 11, 2011 in connection with its 2011 Annual Meeting of Shareholders, Oracle Partners, LP, a Delaware limited partnership ("Oracle"), hereby submits this written notice (this "Notice") to the Company of its desire to have the shareholder proposal (the "Proposal") together with the supporting statement (the "Supporting Statement") attached hereto as Annex A included in the Company's proxy statement in connection with its 2012 Annual Meeting of Shareholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the "Annual Meeting"). In accordance with Rule 14a-8, Oracle hereby represents that (i) Oracle is the beneficial holder of at least $2,000 in market value of the Company's shares of Common Stock, no par value ("Common Stock"), and has held such shares for the one-year period prior to the date hereof, and (ii) Oracle intends to hold such shares through the date of the Annual Meeting. Verification of Oracle's beneficial ownership by the record holder of the stock is attached hereto as Annex B.

The Proposal and the Supporting Statement relate to Oracle's desire for the Company to retain an investment bank to explore strategic alternatives to maximize shareholder value, including an auction to sell the Company. The Supporting Statement describes Oracle's reasons for making the Proposal at the Annual Meeting. Oracle has no interest in the Proposal to be brought before the Annual Meeting other than the interest it shares in common with all other owners of Common Stock, namely, its participation through its shares of Common Stock in the maximization of shareholder value. Oracle or its representative intends to appear in person at the Annual Meeting to make the Proposal.

Oracle reserves the right, in the event information in this Notice or the annexes hereto shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although Oracle does not commit to update any information which may change from and after the date hereof.

If the Company believes that this Notice for any reason is defective in any respect, Oracle requests that you so notify it on or prior to 10:00 a.m. (Eastern Time) on December 27, 2011 by contacting our legal counsel, Robert L. Lawrence, at Kane Kessler, P.C., 1350 Avenue of the Americas, New York, New York 10019 (Tel: 212-519-5103; Fax: 212-245-3009). Please be advised that neither the delivery of this Notice nor the delivery of additional information, if any, provided by or on behalf of Oracle or any of its affiliates to the Company from and after the date hereof shall be deemed to constitute an admission by Oracle or any of its affiliates that this Notice or any such information is required or is in any way defective or as to the legality or enforceability of any matter or a waiver by Oracle or any of its affiliates of its right to, in any way, contest or challenge any such matter.

Please direct any questions regarding the information contained in this Notice to our legal counsel, Robert L. Lawrence, at Kane Kessler, P.C., 1350 Avenue of the Americas, New York, New York 10019 (Tel: 212-519-5103; Fax: 212-245-3009).

Sincerely,

ORACLE PARTNERS, LP

By: Oracle Associates, LLC, its general partner

By: /s/ Larry Feinberg
Larry Feinberg, Managing Member

Annex A

#348267.2

SHAREHOLDER PROPOSAL
OF
ORACLE PARTNERS, LP

RESOLVED, that the shareholders of Thoratec Corporation (the "Company") hereby request that the Company's Board of Directors immediately engage the services of a nationally recognized investment bank to propose and evaluate strategic alternatives to maximize shareholder value, including, but not limited to, an auction to sell the Company, and that the Board of Directors publicly announce its progress regarding this process within 30 days.

SUPPORTING STATEMENT
OF
ORACLE PARTNERS, LP

As beneficial owner together with its affiliates of approximately 5.2% of the common stock of Thoratec Corporation ("Thoratec" or the "Company"), Oracle Partners, LP believes that the Company should immediately retain an investment bank to explore strategic alternatives, including an auction process to sell the Company, in order to maximize shareholder value.

The Left Ventricular Assist Device ("LVAD") market is expected to become one of the fastest growing and largest markets in the medical device field during the next decade and beyond with the potential to be $5-10 Billion in sales. Although Thoratec management initiated development of the LVAD market, its recent market growth has been unsatisfactory. We believe that the market clout, capital resources, and relevant experience of a larger and more tenured medtech company is required to accelerate the penetration of this burgeoning market opportunity.

Combining Thoratec with a large-cap medtech company at this time is very compelling for the following reasons:

- a large-cap medtech company would greatly accelerate LVAD market development by leveraging a much larger sales force, marketing budget, and distribution channel;
- a large-cap medtech company would manufacture Thoratec's LVAD alongside their other cardiovascular devices and thereby achieve significant synergies and efficiencies that Thoratec would have difficulty achieving on its own;
- Thoratec's LVAD pipeline, in the hands of a large-cap medtech company, will enable the acquirer of Thoratec to retain LVAD market dominance in the future;
- a window of opportunity exists for the right partner to exploit what we believe is Thoratec's current competitive strength over its principal competitor with respect to the risk of device thrombus and stroke;.

- large-cap medtech companies that already sell CRM devices should be especially interested in Thoratec since an LVAD is the next step in the continuum of care for a heart failure patient;
- an acquirer with an existing large cardiology sales force could best leverage the Percutaneous Heart Pump, a treatment for acute (rather than chronic) heart failure representing a potentially $1 Billion product opportunity, that Thoratec is currently developing; and
- the high technological and regulatory barriers to creating an organic an LVAD program make Thoratec a very attractive acquisition candidate.

In our opinion, a well-conceived auction process run by a qualified investment bank would result in large-cap medtech companies competing to acquire Thoratec. WE STRONGLY URGE YOU TO VOTE FOR THIS RESOLUTION.

Annex B

#348267.2

MORGAN STANLEY
PRIME BROKERAGE
1221 Avenue of the Americas, 4th Floor
New York, NY 10020
(212) 762-5000

12/13/2011

To Whom It May Concern:

At the request of Oracle Partners, LP, we are sending you this letter to verify that (I) as of the close of business on 12/01/2010 and continuously through to the close of business on 12/13/2011 (the "Relevant Period"), Oracle Partners, LP held an amount equal to or greater than 303,714 shares of THOR in its Prime Brokerage account at Morgan Stanley & Co. LLC (the "Position"), and (II) the aggregate market value of the Position was greater than US$2000.00 at all times during the Relevant Period.

Regards,

Vincent Gerosa
Morgan Stanley Prime Brokerage